

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 2, 2015

Via E-mail
Jorge Newbery
Chief Executive Officer
American Homeowner Preservation, LLC
819 S. Wabash Avenue, Suite 606
Chicago, Illinois 60605

> **Re: American Homeowner Preservation, LLC**
> **Draft Offering Statement on Form 1-A**
> **Submitted November 5, 2015**
> **CIK 0001653692**

Dear Mr. Newbery:

We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information Regulation A under the Securities Act requires. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

General

1.   Please supplementally provide us with an organizational chart that shows the relationships between American Homeowner Preservation, LLC and the various entities discussed in the draft offering statement. Please clarify the services, if any, that such entities will provide and identify whether any of the entities are related to each other and explain how.

Jorge Newbery
American Homeowner Preservation, LLC
December 2, 2015
Page 2

2.	Please revise your draft offering statement to clarify the following aspects of your offering:

- Disclose the basis for your statement that the Class A Interests have a five-year term and carry a 12% annual return. We are unable to locate these terms in either the Series Authorizing Resolution or the Amended and Restated Trust Agreement.

- Explain in more detail how you intend to fund distributions to pay investors the specific return noted.

- Disclose whether investors will receive any interest in the trust to which you refer on page 18, or of any series of beneficial interests established by the trust.

- Refer to the following statement on page 12: "On occasion, the Company might also acquire (i) direct interests in real estate, (ii) mortgage loans secured by more than four family homes, and/or (iii) and commercial loans." Disclose the circumstances in which you might acquire such assets.

- Refer to the following statement on page 12: "Despite these occasional purchases, the Company expects that mortgage loans secured by one to four family homes will comprise more than 90% of its total portfolio." Disclose whether there are any restrictions on your ability to modify this investment objective.

- In addition to the order of priority for distribution, please also discuss differences between the Class A and Class M interests, if any.

3.	We note that you intend to invest in real estate-related assets, such as mortgages. Please provide your detailed analysis as to how you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940 and how your investment strategy will support that exemption. Your analysis should include all facts upon which your determination is based. We may have further comments after reviewing your response.

4.	Please tell is the basis for your assertion on page 10 that AHP Capital Management LLC "is currently exempt from registration as an investment advisor[.]"

5.	Please provide your analysis as to whether the Class A Interests would constitute "asset-backed securities" under Exchange Act Section 3(a)(79). In your analysis, please explain how the Class A Interest is not a security that "is collateralized by any type of self-liquidating financial asset (including a loan, lease, mortgage or other secured or unsecured receivable) that allows the holder of the security to receive payments that depend primarily on cash flow from the asset." In the alternative, if the securities meet the Section 3(a)(79) definition, please revise your disclosure to explain how you will comply with Regulation RR (17 CFR 264).

6.   Please review and revise your draft offering statement as applicable to comply with the disclosures outlined in Securities Act Industry Guide 5. If you believe certain items of the guide are not applicable to your offering, please explain your basis for such belief. For further guidance, see Securities Act Release No. 33-6900 and Question 128.06 of the Division's "Securities Act Forms" Compliance and Disclosure Interpretations, available on our website.

Our Company and Business

Overview, page 9

7.   We note that you refer to American Homeowner Preservation, LLC ("AHP") as the "Company." We also note from your disclosure on page F-7 (Note 1 – Nature of Operations) that you refer to AHP as the "Parent" and American Homeowner Preservation, LLC, Series 2015A+ ("Series 2015A+") as the "Company." Please revise your filing to consistently refer to AHP as the Parent or Company and use another term to refer to Series 2015A+.

Sale and Distribution of Securities, page 26

8.   We note the following statement on page 26: "We intend to advertise the Offering using the Site and through other means, including public advertisements and audio-visual materials . . . ." Please explain to us in detail how such communications would be compliant with Regulation A. See in particular Rules 251(d), 254 and 255 of Regulation A.

Financial Statements

Note 1 – Nature of Operations, page F-7

9.   We note that AHP is a limited liability company and authorized to issue multiple series of limited liability interests; however the financial statements and related notes included in this offering statement are those of the Company (i.e., Series 2015A+). For purposes of SEC reporting, AHP is the sole registrant, not the individual series. Therefore, in addition to the Company's financial statements presented:

- please revise to include separate audited financial statements and related notes for AHP (i.e., consolidated financial statements of the parent); and

- tell us if any other series created by the Company (e.g., Series 2013C, Series 2013D, Series 2014A, and Series 2014B, as discussed on page 11) have reporting obligations that would require separate financial statements and related notes to be included in this offering statement.

 Refer to Question 104.01 of the Division's "Securities Act Sections" Compliance and Disclosure Interpretations, available on our website.

Note 2 – Summary of Significant Accounting Policies

Revenue and Cost Recognition, page F-8

10.   We note in the second paragraph on page 21 (How We Decide How Much To Distribute) that some expenses, like your office rent, are attributable to more than one series and that you allocate these expenses among the series in a way that you believe is fair. Please expand your disclosure here (and on page 21) to clearly explain your methodology for allocating such expenses, and include management's assertion that the allocation method is reasonable and management's estimate of what the expenses would have been on a stand-alone basis, if materially different.

Note 6 – Proposed Offering, page F-12

11.   Please remove the disclaimer indicating that your financial statements should not be relied upon as a basis for determining the terms of the offering.

Signatures

12.   The offering statement must be signed not only by the issuer and its principal executive officer, but also the principal financial officer, the principal accounting officer and a majority of the members of its board of directors or other governing body. Please revise this section accordingly or advise. If an individual serves in more than one capacity, you may so indicate. Refer to Instruction 1 to the Signatures section in Form 1-A for additional guidance.

Exhibit 1A-6E – Investment Agreement

13.   We note that Section 7.1 of the Investment Agreement requires an investor to acknowledge that it has "read all of the information in the Offering Circular, including all exhibits." Please note that it is inappropriate to require investors to confirm that they have read the offering circular, and remove this requirement from the Investment Agreement.

14.   Refer to Section 8 of the Investment Agreement, which requires that an investor keep confidential information provided to them in your website and offering circular. Please explain to us in detail the relevance and appropriateness of this clause of the agreement. In addition, please tell us whether there is any material information on your website that is not in your offering circular.

       You may contact Jim Dunn, Staff Accountant, at (202) 551-3724 or Hugh West, Accounting Branch Chief, at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317 or me at (202) 551-3391 with any other questions.

                          Sincerely,

                          /s/ Erin E. Martin

                          Erin E. Martin
                          Special Counsel
                          Office of Financial Services